Exhibit 99.5

March 3, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

FISCAL YEAR 2015 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”; or the “Company”) today reported financial results for the Company’s year ended December 31, 2015. The full version of the Company’s consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars, unless otherwise indicated.

“Strong operating results translated into substantial increases in our operating margins and operating cash flow for 2015, despite continued declines in silver and gold prices”, stated Robert Archer, President & CEO. “Production increased 30% as a result of the ramp-up of San Ignacio and improvements in grade control and operating efficiencies. These factors, combined with favourable foreign exchange rates, also resulted in significantly reduced cash cost and all-in sustaining cost. In addition, our strong operating cash flow enabled us to invest in strategic initiatives and fund advanced exploration projects while maintaining our strong cash and working capital balances.”

The combination of a 30% increase in production and a 38% reduction of all-in sustaining costs per payable silver ounce (“AISC”) to US$13.76 resulted in strong cash-flow generation from the Company’s operating mines. Notwithstanding the vastly improved mine operating earnings before non-cash items of $24.0 million, the Company reported a net loss of $9.3 million for 2015, mainly as a result of non-cash expenses of $14.8 million and exploration, evaluation and development (“EE&D”) expenditures of $8.3 million which reflected increases in project expenditures associated with the advanced exploration projects including significant exploration and evaluation work on the Coricancha Mine Complex (“Coricancha”) in Peru. The Company also recorded a $3.0 million write down at December 31, 2015, related to its decision to terminate an option agreement on the Guadalupe de los Reyes project (the “GDLR Project”).

Fiscal Year 2015 compared to Fiscal Year 2014, unless otherwise noted:

•	Record metal production of 4,159,121 silver equivalent ounces (“Ag eq oz”), a 30% increase, including 1,276,808 Ag eq oz from San Ignacio;

•	Silver production increased 25% to a record 2,386,028 silver ounces;

•	Gold production increased 32% to a record 21,740 gold ounces;

•	Cash cost per payable silver ounce (“cash cost”) decreased 41% to US$7.50;

•	AISC decreased 38% to US$13.76;

•	Revenues totalled $73.4 million, an increase of 35%;

•	Mine operating earnings before non-cash items was $24.0 million, an increase of 123%;

•	Adjusted EBITDA was $9.3 million compared to $0.3 million;

•	Net loss was $9.3 million, compared to net loss of $33.0 million;

•	Cash flow from operating activities before changes in non-cash working capital was $9.2 million compared to $1.2 million;

•	Cash and cash equivalents were $17.9 million at December 31, 2015 compared to $18.0 million at December 31, 2014; and

•	Net working capital increased to $33.3 million at December 31, 2015 from $32.9 million at December 31, 2014.

Fourth quarter 2015 compared to fourth quarter 2014:

•	Metal production increased 10% to 1,002,584 Ag eq oz;

•	Silver production increased 1% to 553,189 silver ounces;

•	Gold production increased 17% to 5,637 gold ounces;

•	Cash cost decreased 33% to US$8.14 per ounce;

•	AISC decreased 30% to US$15.10 per payable silver ounce;

•	Revenues increased 20% to $17.2 million;

•	Mine operating earnings before non-cash items was $4.9 million, an increase of 127%;

•	Adjusted EBITDA amounted to negative $0.6 million, compared to negative $0.7 million;

•	Net loss totalled $4.9 million, compared to a net loss of $26.9 million; and

•	Cash flow from operating activities, before changes in non-cash net working capital amounted to negative $0.8 million, compared to negative $1.3 million.

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OPERATING AND FINANCIAL RESULTS SUMMARY

(in CAD 000s, unless otherwise noted)	Q4 2015	Q4 2014	% change	FY 2015	FY 2014	% change
OPERATING
Tonnes milled (excluding custom milling)	94,874	92,574	2%	375,332	335,199	12%
Silver equivalent ounces (“Ag eq oz”) produced[1]	1,002,584	911,048	10%	4,159,121	3,187,832	30%
Silver ounce production	553,189	550,010	1%	2,386,028	1,906,645	25%
Gold ounce production	5,637	4,822	17%	21,740	16,461	32%
Payable silver ounces	502,170	534,664	-6%	2,278,195	1,729,503	32%
Cost per tonne milled (USD)[2]	$97	$111	-12%	$101	$120	-16%
Cash cost (USD)[2]	$8.14	$12.23	-33%	$7.50	$12.78	-41%
AISC (USD)[2]	$15.10	$21.46	-30%	$13.76	$22.07	-38%
FINANCIAL
Revenue	$17,152	$14,244	20%	$73,374	$54,390	35%
Mine operating earnings before non-cash items[2]	$4,907	$2,159	127%	$24,036	$10,775	123%
Mine operating earnings (loss)	$3,226	$(2,693)	220%	$5,699	$(6,161)	193%
Net loss	$(4,860)	$(26,948)	82%	$(9,341)	$(33,013)	72%
Adjusted EBITDA[2]	$(557)	$(681)	18%	$9,317	$255	3,554%
Cash flow from operating activities[3]	$(775)	$(1,252)	38%	$9,186	$1,172	684%
Cash at end of period	$17,860	$17,968	-3%	$17,860	$17,968	-3%
Net working capital at end of period	$33,252	$32,907	1%	$33,252	$32,907	1%
Average realized silver price (USD)[4]	$13.57	$15.78	-14%	$15.11	$18.28	-17%
PER SHARE AMOUNTS
Loss per share – basic and diluted	$(0.03)	$(0.19)	84%	$(0.07)	$(0.24)	71%

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.
[2]	The Company has included non-IFRS performance measures such as cost per tonne milled, cash cost, AISC, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Before changes in non-cash working capital.
[4]	Average realized silver price is prior to smelting and refining charges.

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DISCUSSION OF FULL YEAR 2015 FINANCIAL RESULTS

For the year ended December 31, 2015, the Company earned revenues of $73.4 million, compared to $54.4 million for 2014. The increase in revenue is attributed to a 42% increase in sales volume on a silver equivalent ounce basis and a 16% appreciation of the US dollar against the Canadian dollar, which accounted for an approximate $25.0 million and $11.4 million increase in revenue, respectively. These factors were partly offset by the impact of 17% and 11% decreases in average realized silver and gold prices, respectively, which accounted for an approximate US$15.5 million negative impact on revenue.

Cost of sales before non-cash items increased 13% to $49.3 million for the year ended December 31, 2015, compared to $43.6 million in 2014. The increase in cost of sales was driven by the increase in unit metal sales, but was much less than the 42% increase in Ag eq oz sold due to much lower unit production costs, as average ore grades improved significantly compared to 2014.

Mine operating earnings before non-cash items for 2015 amounted to $24.0 million, an increase of $13.3 million when compared to 2014 results. This increase was primarily a result of the increase in revenue, combined with the above noted decrease in unit production costs.

Amortization and depletion increased 8% due to a reduction in the Guanajuato Mine mineral resource estimate, which had the effect of accelerating amortization charges during the eight months ending August 2015, after which the Company ceased capitalizing development expenditures associated with the Guanajuato Mine.

For the year ended December 31, 2015, mine operating earnings was $5.7 million compared to a $6.2 million mine operating loss in 2014. The improvement in mine operating earnings was due to the increase in revenue coupled with a lesser increase in cost of sales, offset by a $1.4 million increase in amortization and depletion expense.

General and administrative (“G&A”) expenses increased $0.8 million, which primarily reflects a $0.5 million increase in variable compensation reflecting stronger 2015 operating results and a $0.3 million increase in share-based compensation cost associated with the granting of stock options in 2015.

EE&D expenses increased $3.7 million primarily due to $2.7 million in exploration expenses associated with the acquired options on the Coricancha and GDLR projects. In addition, there was a $0.7 million increase in mine development costs associated with the Guanajuato Mine Complex (the “GMC”), as the Company ceased capitalizing development expenditures associated with the Guanajuato Mine in September 2015. Mine development costs includes $0.4 million of non-cash expense associated with the change in estimate of the reclamation and rehabilitation provision during the year ended December 31, 2015.

A pre-tax impairment charge of $3.0 million was recorded in 2015, in connection with the Company’s decision on February 24, 2016 to terminate the GDLR option agreement. A pre-tax impairment charge of $11.7 million was recorded in 2014 against the Company’s mineral properties, plant and equipment attributed to a decline in silver and gold prices and lower forecast expectations for future metal prices, as well as a reduction in Measured, Indicated and Inferred Mineral Resources at Guanajuato Mine.

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Finance and other income was $4.2 million for the year ended December 31, 2015, compared to finance and other expense of $1.4 million in 2014. Fluctuations in foreign exchange gains and losses account for most of the variance ($5.4 million) year over year. During 2015, the Mexican peso and the Canadian dollar weakened 15% and 17%, respectively, compared to the US dollar. This resulted in net foreign exchange gains, whereas during 2014 the Company recorded net foreign exchange losses.

Net income tax recovery was $5,000 during the 2015 year compared to a $2.1 million income tax expense in the comparative period. The net recovery reported during 2015 relates predominantly to a decrease in taxable temporary differences associated with special mining duties which arise mainly from the carrying value of the Company’s mineral properties, plant and equipment used in its Mexican operations. The net expense realized during 2014 relates to valuation allowances taken against tax losses and other deductible temporary differences as management had reassessed the ability and timeframe to realize the benefit of such tax losses and other temporary differences in light of lower forecast expectations for future metal prices.

Net loss for the year ended December 31, 2015 was $9.3 million, compared to a net loss of $33.0 million for 2014. The decrease in net loss primarily reflects an $11.9 million improvement in mine operating earnings, a $5.4 million favorable fluctuation in foreign exchange gains and losses and a $2.1 million reduction in income tax expense contributed to the reduction in net loss. In addition, the net loss in 2015 reflects a $3.0 million pre-tax impairment charge, whereas the net loss in 2014 included an $11.7 million pre-tax impairment charge. These factors were partly offset by a $3.7 million increase in EE&D and a $0.8 million increase in G&A.

Adjusted EBITDA was $9.3 million for 2015, compared to adjusted EBITDA of $0.3 million for 2014. The increase in adjusted EBITDA is primarily attributed to the $13.3 million in increased mine operating earnings before non-cash items, partly offset by the $3.7 million increase in EE&D expenses.

DISCUSSION OF FOURTH QUARTER 2015 FINANCIAL RESULTS

For the fourth quarter of 2015, the Company earned revenue of $17.2 million, compared to $14.2 million for the fourth quarter of 2014. The increase in revenue is partly a function of a 16% increase in metal sales volume as a result of an increase in metal production, which accounted for an approximate $2.6 million increase in revenue. In addition, a 17% appreciation of the US dollar against the Canadian dollar had the effect of increasing revenue reported in Canadian dollars by approximately $2.6 million. These factors more than offset the impact of 14% and 17% decreases in average realized silver and gold prices, respectively (as expressed in US dollars), which accounted for an approximate US$2.0 million negative impact on revenue.

Cost of sales before non-cash items increased 1% for the fourth quarter of 2015 compared to the fourth quarter of 2014. While metal sales increased 16% on an Ag eq oz basis, cost of sales increased by a substantially lower margin as a result of significantly lower unit costs due to higher ore grades which enabled the production of considerably more metal ounces per tonne of ore mined and processed.

Mine operating earnings before non-cash items increased by $2.7 million in the fourth quarter of 2015 compared to the fourth quarter of 2014, as a result of the $2.9 million increase in revenues, which was offset by the $0.2 million increase in cost of sales before non-cash items. The proportionately higher increase in revenue is attributable to the impact of the US dollar strengthening against the Canadian dollar, as well as the 16% increase in silver equivalent ounces sold, all at a significantly lower unit cash cost.

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Amortization and depletion of mineral properties, plant and equipment relating to cost of sales decreased to $1.6 million in the fourth quarter of 2015 from $4.7 million in the fourth quarter of 2014. This was due to the Guanajuato Mine being fully depreciated as at the end of the third quarter of 2015. The Company also made the decision to cease capitalizing development expenditures related to the Guanajuato Mine.

G&A expenses for the fourth quarter of 2015 increased by 8% compared to the same period in 2014 due to an increase in variable compensation recognized during the fourth quarter of 2015 reflecting stronger 2015 operating results.

EE&D expenses increased 166% in the fourth quarter of 2015 compared to the same period in 2014. The increase is primarily due to the exploration programs carried out on the Coricancha and GDLR projects in the amount of $1.2 million and $0.7 million, respectively, during the fourth quarter of 2015. As the options on these projects were acquired in 2015, there were no comparable expenditures in 2014. In addition, there was a $0.8 million increase in development costs associated with the GMC in the fourth quarter of 2015 compared to the same period in 2014.

The $3.0 million pre-tax impairment charge for 2015 noted above was fully recorded in the fourth quarter. The pre-tax impairment charge of $11.7 million for 2014 was also recorded in the fourth quarter that year.

Finance and other income amounted to $1.4 million for the fourth quarter of 2015, compared to finance and other expense of $4.3 million for the same period in 2014. The change is primarily associated with a $5.8 million increase in foreign currency gains recognized in the fourth quarter of 2015, compared to the same period in 2014.

The Company recorded a net income tax expense of $35,000 during the fourth quarter of 2015, $22,000 of which relates to current income tax recognized in one of the Company’s subsidiaries. The net income tax expense in the fourth quarter of 2014 amounted to $4.6 million, the majority of which related to valuation allowances taken against tax losses, as well as accruals for Mexican withholding taxes. The valuation allowances taken in the fourth quarter of 2014 relates to management’s reassessment of the ability and timeframe to realize the benefit of tax losses and other temporary differences in light of lower forecast expectations for future metal prices.

Net loss for the fourth quarter of 2015 was $4.9 million, compared to a net loss of $26.9 million for the same period in 2014. The decrease in net loss is primarily attributable to an $11.7 million pre-tax non-cash impairment charge recorded in the fourth quarter of 2014, whereas the impairment charge recorded in 2015 amounted to $3.0 million. Other factors, which decreased net loss, are the $5.9 million improvement in mine operating earnings, the $5.8 million increase in foreign exchange gains, as well as the $4.5 million decrease in income tax expense. These factors were partly offset by the $2.6 million increase in exploration expenditures attributed to the Company’s new projects and to the expensing of certain development expenditures.

Adjusted EBITDA was negative $0.6 million for the fourth quarter of 2015, compared to adjusted EBITDA of negative $0.7 million for the same period in 2014. The improvement in adjusted EBITDA reflects the $2.7 million increase in mine operating earnings before non-cash items, partly offset by the $2.6 million in higher EE&D expenses reported in the fourth quarter of 2015.

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CASH COST AND ALL-IN COSTS

Cash cost was US$7.50 for the year ended December 31, 2015, a 41% decrease compared to US$12.78 for the year ended December 31, 2014. The decrease in cash cost was due to the increase in ore grades at all operations, which contributed to a 32% increase in payable silver ounces and higher by-product credits. In addition, the strengthening of the US dollar compared to the Mexican peso reduced cash operating costs in US dollar terms.

AISC for the year ended December 31, 2015 decreased to US$13.76 from US$22.07 in the year ended December 31, 2014. This 38% decrease is primarily due to the reduction in cash cost. In addition, there was a reduction in G&A, sustaining EE&D and sustaining capital expenditures (all in US dollar terms) on a per payable ounce basis as a result of the increase in payable silver ounces noted above and the strengthening of the US dollar against the Canadian dollar and the Mexican peso.

Cash cost was US$8.14 for the fourth quarter of 2015, a 33% decrease compared to US$12.23 for the fourth quarter of 2014. Cash cost decreased due to the strengthening of the US dollar against the Mexican peso, which reduced cash operating costs reported in US dollar terms, further aided by higher by-product credits as gold production increased by 17% during the fourth quarter 2015 compared to the prior-year quarter.

AISC for the fourth quarter of 2015 decreased to US$15.10 from US$21.46 in the fourth quarter of 2014. This 32% decrease is primarily due to the reduction in cash cost. In addition, there was a reduction in G&A, sustaining EE&D and sustaining capital expenditures (all in US dollar terms).

Please refer to the Non-IFRS Measures section in the Company’s MD&A for the year ended December 31, 2015, for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH AND WORKING CAPITAL AT DECEMBER 31, 2015

At December 31, 2015, the Company had cash and cash equivalents of $17.9 million compared to $18.0 million at December 31, 2014, and no debt. During 2015 the Company invested $6.4 million in mineral properties, plant and equipment, $3.2 million in exploration and evaluation assets (Coricancha and the GDLR Project), and increased non-cash working capital (primarily accounts receivable) by $1.5 million. These factors slightly exceeded cash flows from operating activities before changes in non-cash working capital of $9.2 million and a $1.8 million increase in cash and cash equivalents due to the effect of foreign currency translation.

At December 31, 2015, the Company had net working capital of $33.3 million compared to $32.9 million at December 31, 2014. Net working capital increased by $0.3 million due to the $1.9 million increase in trade and other receivables, net of the $0.4 million decrease in inventories and a $1.2 million increase in trade and other payables.

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OUTLOOK

Production and cash cost guidance	FY 2016 Guidance Range	FY 2015 Actuals
Total silver equivalent ounces[1]	4,000,000 – 4,200,000	4,159,121
Cash cost (USD)[2]	$5.00 – $7.00	$7.50
AISC (USD)[2]	$13.00 – $15.00	$13.72
Exploration drilling – operating mines (metres)	11,000	17,680

Given the significant increase in production in 2015 and the continued low metal price environment, the Company will primarily focus on operational efficiencies and strong grade control in 2016 and build on the successful achievements in these areas in 2015. In addition, the significant growth in 2015 has brought production levels close to plant capacity at the GMC. As such, consolidated production for 2016 is anticipated to be in the range of 4.0 - 4.2 million Ag eq oz (using a 70:1 silver:gold ratio), similar to that in 2015.

Although overall production at the GMC is planned to remain at similar levels to 2015, San Ignacio is expected to account for a larger proportion of the throughput. Topia is also expected to produce at similar levels as in 2015.

Consolidated cash cost is anticipated to be in the range of US$5.00 - 7.00, while AISC is projected to be US$13.00 - 15.00.

Drilling in 2016 will focus on increasing the resource base at the GMC with 6,000 metres of underground drilling planned at the Guanajuato Mine, and 2,500 metres of underground drilling and 2,500 metres of surface drilling planned at San Ignacio. At the Guanajuato Mine, the focus of exploration in 2016 will be at the Los Pozos, Guanajuatito, and Valenciana zones. A compilation of the historical workings is being undertaken with a focus on parallel and sigmoidal veins with mineralization of economic significance. This will include the Rayas, upper Cata, Los Pozos, Valenciana and Guanajuatito zones. At San Ignacio, plans for 2016 include the continuation of surface exploration south from the present mineral resource to the historic mining area of San Pedro. Underground drilling will focus on converting Inferred Mineral Resources to the Measured and Indicated categories.

An additional 4,000 metres are planned at Coricancha in order to better define and test the extension of several high grade zones. This information will be used for an updated resource model and revised mine plan as part of the Company’s evaluation of potential operating parameters.

[1]	For 2016 guidance, Aq eq oz have been established using a 70:1 Au:Ag ratio, and a ratio of 1:0.0504 for the US dollar price of silver ounces to the US dollar price for both lead and zinc pounds. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively.
[2]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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The Company provides the following guidance for capital expenditures and EE&D expenses.

Capital expenditure and EE&D expense guidance (in CAD millions)	FY 2016 Guidance	FY 2015 Actuals
Capital expenditures – buildings, plant & equipment	$3.5 – 5.0	$3.2
Capitalized development costs – operating mines	$0.5	$3.2
Exploration, evaluation and development expense – operating mines	$7.0 – 8.0	$4.6
Exploration and evaluation expense – Coricancha	$1.0 – 3.0	$2.7

WEBCAST AND CONFERENCE CALL TO DISCUSS FISCAL YEAR 2015 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on March 4, 2015, at 8:00 AM Pacific Standard Time, 11:00 AM Eastern Standard Time. Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	(855) 477 2487
International Toll	(919) 825 3215
Conference ID	53503827

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to mine operating earnings before non-cash items, adjusted EBITDA, cash cost, and AISC, which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the year ended December 31, 2015 for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds an option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru where an active exploration program is ongoing.

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Robert A. Archer President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mines in Mexico, exploring its other properties in Mexico and Peru, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free:         1 888 355 1766

Tel:                  +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

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Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at December 31, 2015 and 2014

	2015	2014

Assets

Current assets:
Cash and cash equivalents	$17,860	$17,968
Trade and other receivables	12,576	10,697
Inventories	8,536	8,928
Other current assets	1,110	920
	40,082	38,513
Non-current assets:
Mineral properties, plant and equipment	21,252	29,770
Exploration and evaluation assets	5,427	3,081
Intangible assets	111	366
Deferred tax asset	413	248
	$67,285	$71,978

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$6,830	$5,606

Non-current liabilities:
Reclamation and remediation provision	4,762	3,378
Deferred tax liability	3,998	4,265
	15,590	13,249

Shareholders’ equity:
Share capital	125,646	124,178
Reserves	11,139	10,298
Deficit	(85,088)	(75,747)
	51,695	58,729
	$67,285	$71,978

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Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the years ended December 31, 2015 and 2014

	2015	2014

Revenue	$73,374	$54,390
Cost of sales
Production costs	49,338	43,615
Amortization and depletion	17,963	16,570
Share-based compensation	374	366
	67,675	60,551

Mine operating earnings (loss)	5,699	(6,161)

General and administrative expenses
Administrative expenses	7,092	6,450
Amortization and depletion	261	311
Share-based compensation	585	329
	7,938	7,090

Exploration, evaluation and development expenses
Exploration and evaluation expenses	4,346	1,536
Mine development costs	3,706	2,893
Share-based compensation	276	161
	8,328	4,590

Impairment charges	3,006	11,743

Finance and other income (expense)
Interest income	291	226
Finance costs	(171)	(58)
Foreign exchange gain (loss)	4,074	(1,349)
Other income (expense)	33	(173)
	4,227	(1,354)

Loss before income taxes	(9,346)	(30,938)

Income tax (recovery) expense
Current expense	481	191
Deferred (recovery) expense	(486)	1,884
	(5)	2,075
Net loss for the year	$(9,341)	$(33,013)

Other comprehensive loss, net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	(397)	1,314
Change in fair value of available-for-sale financial assets, net of tax	(7)	(6)
	(401)	1,308
Total comprehensive loss for the year	$(9,742)	$(31,705)

Loss per share
Basic and diluted	$(0.07)	$(0.24)

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Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2015 and 2014

	2015	2014

Cash flows from operating activities
Net loss for the year	$(9,341)	$(33,013)
Items not involving cash:
Amortization and depletion	18,224	16,881
Impairment charges	3,006	11,743
Unrealized foreign exchange (gain) loss	(3,751)	1,925
Income tax (recovery) expense	(5)	2,075
Share-based compensation	1,235	856
Other non-cash items	180	806
Interest received	102	191
Income taxes paid	(464)	(292)
	9,186	1,172
Changes in non-cash working capital:
(Increase) decrease in trade and other receivables	(783)	3,879
Increase in inventories	(1,259)	(1,211)
(Increase) decrease in other current assets	(365)	335
Increase (decrease) in trade and other payables	882	(701)
Net cash from operating activities	7,661	3,474

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(6,406)	(8,428)
Acquisition of Cangold	(1,029)	-
Additions to exploration and evaluation assets	(2,191)	-
Additions to intangible assets	-	(18)
Proceeds from disposal of plant and equipment	-	15
Net cash used in investing activities	(9,626)	(8,431)

Cash flows from financing activities:
Proceeds from exercise of share options	9	758
Net cash from financing activities	9	758

Effect of foreign currency translation on cash and cash equivalents	1,848	407

Decrease in cash and cash equivalents	(108)	(3,792)
Cash and cash equivalents, beginning of year	17,968	21,760
Cash and cash equivalents, end of year	$17,860	$17,968

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